                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                         Advantage Companies, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                  00756E 10 5
                                 (CUSIP Number)

                            Joseph J. Hlavacek, Esq.
                     Staff Attorney and Assistant Secretary
                              THORN Americas, Inc.
                         8200 East Rent-A-Center Drive
                             Wichita, Kansas 67226
                                 (316) 636-7368

                                with a copy to:

                           Shook, Hardy & Bacon P.C.
                             One Kansas City Place
                                1200 Main Street
                        Kansas City, Missouri 64105-2118
                         Attention:  Jennings J. Newcom
                                (816) 474-6550
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

July 9, 1995
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule

13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement[X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00756E 10 5
1)   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     THORN Americas, Inc.
- -----------------------------------------------------------------
2)   Check the Appropriate Box if           (a) [ ]
     a Member of a Group                    (b) [ ]
- -----------------------------------------------------------------
3)   SEC Use Only
- -----------------------------------------------------------------
4)   Source of Funds
     Not Applicable
- -----------------------------------------------------------------
5)   Check if Disclosure of Legal
     Proceedings is Required Pursuant       [ ]
     to Items 2(d) or 2(e)
- -----------------------------------------------------------------
6)   Citizenship or Place of Organization
     Delaware
- -----------------------------------------------------------------
                           7)  Sole Voting Power
  Number of                    3,768,922
   Shares                  ----------------------------------------
  Beneficially             8)  Shared Voting Power
  Owned By
    Each                       -0-
  Reporting                ----------------------------------------
  Person With
                           9)  Sole Dispositive Power
                               3,768,922
                           ----------------------------------------
                          10)  Shared Dispositive Power
                               -0-
- -------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned
     by Each Reporting Person
     3,768,922
- -------------------------------------------------------------------
12)  Check if the Aggregate Amount in
     Row (11) Excludes Certain Shares       [ ]
- -------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)
     79.6%
- -------------------------------------------------------------------
14)  Type of Reporting Person
     CO
- -------------------------------------------------------------------

Item 1.    Security and Issuer.

           The class of equity securities to which this Statement on Schedule 13D (the "Statement") relates is the Common Stock, par value $.01 per share (the "Common Stock"), of Advantage Companies, Inc., a Delaware corporation (the "Company"). The Company has its principal executive offices at 9323 East 37th Street North, Wichita, Kansas 67226-2000.

Item 2.    Identity and Background.

           This statement is being filed by THORN Americas, Inc., a Delaware corporation ("THORN"), which conducts its principal business and maintains its principal office at 8200 East Rent-A-Center Drive, Wichita, Kansas 67226-2799. THORN and its franchisees conduct a rental-purchase operation in the United States, currently with 1,168 Rent-A-Center (Registered Trademark) stores in 49 states and the District of Columbia.

           THORN EMI North America Holdings Inc., a Delaware corporation ("TENAH"), conducts its principal business and maintains its principal office at Little Falls Centre II, 2751 Centreville Road, Second Floor, Wilmington, Delaware 19808. THORN is owned by TENAH and TENAH is owned indirectly by THORN EMI plc, a company existing under the laws of England ("PLC"). TENAH's principal business is acting as a holding company for PLC's U.S. operations and an investment company.

           PLC conducts its principal business and maintains its principal office at 4 Tenterden Street, Hanover Square, London, W1A2AY, England. PLC is a public company and its principal businesses are located in approximately 40 countries and relate to (i) the music industry, including retailing of recorded music and related products, repertoire development, studio recording and music videos, (ii) the rental-purchase industry and (iii) transaction systems, security and electronics.

           The name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation in which such employment is conducted and citizenship of each executive officer and director of THORN and PLC are set forth on Schedule A, which is attached hereto and incorporated herein by reference.

           During the past five years, neither THORN, TENAH nor PLC, nor, to the best of THORN's knowledge, any of THORN's or PLC's executive officers or directors (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

           No funds were used in connection with entering into the Option Agreement (as defined in Item 4 of this Statement).

Item 4.    Purpose of Transaction.

           On July 9, 1995, THORN and the Company entered into a letter of intent (the "Proposal"), pursuant to which a newly formed subsidiary of THORN will be merged with and into the Company (the "Merger"). The Proposal is an expression of intent of the parties and is subject to negotiation of a definitive merger agreement (the "Definitive Agreement"), legal and government approvals and the other terms and conditions set forth therein. As a result of the Merger, the Company will become a wholly owned subsidiary of THORN. Pursuant to the Merger, the stockholders of the Company other than certain majority stockholders who have granted an option to THORN (as discussed below), will receive for each share of Common Stock owned at the Merger effective time, cash in an amount equal to $18.50 per share (without interest), and the certain majority stockholders who are party to the Option Agreement will receive $17.50 per share (without interest) (the "Purchase Price"), of Common Stock, all on the terms and subject to the conditions contained in the Proposal, the Option Agreement and the Definitive Agreement. As discussed above, certain of the Company's majority stockholders entered into the Option Agreement with THORN in which such stockholders will vote in favor of the sale of THORN and grant to THORN the option to purchase their security holdings at $17.50 per share (without interest), of Common Stock, all on the terms and subject to the conditions contained in the Option Agreement.

           The Proposal provides that THORN's consummation of the Merger is subject to (i) the total equity of the Company at the Closing Date (as defined below) being at least $28,250,000; provided, however, that the Company may pay reasonable expenses not to exceed $250,000 arising as a result of the Merger so long as such payments do not result in total equity of less than $28,000,000, (ii) bonuses and severance packages paid to the Company's personnel between July 9, 1995, and the Closing Date not exceeding $1,400,000 (but in no event may the total equity of the Company fall below $28,000,000 as a result of such payments) and (iii) THORN being satisfied with the results of a complete due diligence investigation regarding the Company.

           Pursuant to the Proposal, the obligations of THORN and the Company under the Definitive Agreement shall be subject to various conditions precedent, including but not limited to: (i) compliance by the Company and THORN with the requirements of the Proposal; (ii) performance by the Company and THORN of their respective covenants, obligations and agreements as contained in the Definitive Agreement; (iii) the truth and accuracy of the respective representations and warranties of the Company and THORN contained in the Definitive Agreement as of the date thereof, and as reaffirmed and remade as of the Closing Date; (iv) approval of the transaction by the requisite vote of the Boards of Directors of THORN and of the Company, and by the stockholders of the Company, as required by applicable law; (v) obtaining of all required governmental and third party approvals and consents; (vi) no statute, rule, regulation, executive order, decree, ruling, injunction or other order having been enacted, entered, promulgated or enforced by any court or governmental authority of competent jurisdiction within the United States which prohibits the Merger or makes the Merger illegal; (vii) execution and delivery by the Company and THORN of all documents required by the Definitive Agreement to be delivered by the parties at or prior to the Closing Date, each in form and substance acceptable to THORN and the Company, respectively.

           The Proposal provides that the obligations of THORN under the Definitive Agreement shall be subject to the following additional conditions precedent: (i) completion of the investigation of the Company by THORN, confirming that the business, assets, prospects, financial and legal condition of the Company are satisfactory to THORN; (ii) non-occurrence of any event, fact, condition, change or effect that is or could be materially adverse to the business, operations, results of operations, condition (financial or otherwise), assets, prospects or liabilities of the Company; (iii) conversion or redemption, prior to the Closing Date, of the Preferred Stock; (iv) simultaneously with the execution of the Proposal, the execution and delivery to THORN of the Option Agreement; and (v) at THORN's option at the Closing Date, the execution of a lease allowing THORN to use the Company's current office space at no cost for 30 days; provided, however, that THORN shall pay utility and telephone expenses for such office space during the 30-day period. The obligations of the Company under the Definitive Agreement shall also be subject to the receipt of an opinion from an independent firm of investment bankers to the effect that the purchase price for the Common Stock is fair from a financial point of view to the Company's stockholders other than the Majority Stockholders (as defined below).

           Pursuant to the Proposal, from July 9, 1995 until the date of the Definitive Agreement, the Company (a) will conduct its business and operations in the ordinary course consistent with past practice and use its best efforts to preserve its business organization intact, retain the services of its present officers and employees at current compensation levels and preserve the present business relationships and goodwill of its licensors, licensees, suppliers, distributors, customers and others having business relations with it; provided, however, that the Company may issue bonus and severance awards not to exceed $1,400,000 and transfer the land, building and equipment used by the Company as its home office to Mr. Daniel J. Taylor, Chief Executive Officer of the Company, in exchange for consideration from Mr. Taylor of not less than $500,000, subject to the total equity condition set forth above and (b) will not (i) issue any new shares of Common Stock (other than upon exercise of existing and outstanding stock options) or Preferred Stock, (ii) issue any options or other rights to acquire Common Stock, (iii) hire any new employee or replace any departing employee, in each case without THORN's permission or (iv) declare any dividends on the Preferred Stock other than those regular quarterly dividends declared on July 31, 1995, not to exceed an amount equal to $42,000; provided, however, such declaration and subsequent payments do not result in total equity less than that set forth above.

           Pursuant to the Proposal, the Company confirmed that it is not engaged in any discussions or negotiations with third parties with respect to any Acquisition Proposal (as defined in Section 10(a) of the Proposal). The Company also agreed that it will not, directly or indirectly, through any officer, director, employee, representative or agent or any of its subsidiaries
(i) solicit, initiate or encourage any Acquisition Proposal, provided that the Company may respond to unsolicited inquiries and proposals, (ii) subject to the fiduciary duties of the Company's Board of Directors under applicable law, engage in negotiations or discussions concerning, or provide any nonpublic information to any person or entity relating to, any Acquisition Proposal or
(iii) subject to the fiduciary duties of the Company's Board of Directors under applicable law, agree to, approve or recommend any Acquisition Proposal. The Company may take the actions set forth in (ii) and (iii) of the immediately preceding sentence only upon a majority vote of the directors capable of voting thereon that such actions are in furtherance of the best interests of the Company's stockholders, and only upon a determination that the third-party bidder is reputable and financially responsible.

           The Company has agreed in the Proposal to notify THORN immediately (in no later than 24 hours) after receipt by the Company of any Acquisition Proposal or any request for nonpublic information in connection with an Acquisition Proposal or for access to the properties, books or records of the Company by any person or entity that informs the Company that it is considering making, or has made, an Acquisition Proposal. If, at any time after July 9, 1995, and the earlier of the date of the Definitive Agreement or November 30, 1995, the Company (i) enters into an agreement relating to the sale of the Company or any substantial part thereof to a third party, (ii) ceases negotiations with THORN for the purpose of entering into negotiations for the sale of the Company or any substantial part thereof to a third party, then the Company shall be liable for and shall promptly pay to THORN an amount equal to all of THORN's out-of-pocket costs, fees and expenses incurred in connection with the Merger, including but not limited to, all reasonable legal, investment banking and accounting fees.

           Pursuant to the Proposal and in connection with the Merger, THORN filed, on July 12, 1995, a motion to stay certain litigation filed by THORN in the District Court of Sedgwick County, Kansas on December 27, 1994, against the Company.

           Pursuant to the Proposal, THORN and the Company will proceed diligently and in good faith to negotiate, execute and deliver the Definitive Agreement. The Definitive Agreement will specify a date of closing (the "Closing Date") of the Merger, which will not be later than October 31, 1995; provided, however, that such date will be extended if delays occur as a result of the regulatory approval process.

           A copy of the Proposal is attached hereto as Exhibit 1 and is incorporated herein by reference. The description of the Proposal herein is qualified in its entirety by reference to the full text thereof.

           Simultaneously with the execution and delivery of the Proposal, THORN and the four majority stockholders of the Company (the "Majority Stockholders") entered into an agreement dated as of July 9, 1995 (the "Option Agreement"), pursuant to which the Majority Stockholders granted THORN the irrevocable right (the "Option") to purchase 3,268,922 shares of Common Stock and 10,000 shares of Preferred Stock from the Majority Stockholders at a price of $17.50 per share of

Common Stock and $875 per share of the Preferred Stock. The exercise price per share of Common Stock is equal to the Purchase Price and the exercise price per share of the Preferred Stock is equal to the Purchase Price multiplied by 50 to reflect the 50:1 conversion rate of the Preferred Stock into Common Stock. The Preferred Stock is also redeemable by the Company, and the holders thereof are not entitled to vote on any matters prior to conversion. The exercise prices are payable in cash (without interest). The Option must be exercised with respect to the shares of Common Stock and Preferred Stock of all Majority Stockholders.

           The Option may be exercised by THORN at any time during the period commencing on July 9, 1995, and ending on November 30, 1995 (the "Expiration Date"), except that if the Option cannot be exercised by reason of any applicable judgment, decree or order granted upon the application of the Majority Stockholders the Expiration Date of the Option will be extended until five business days after such impediment to exercise has been removed.

           Pursuant to the Option Agreement and for so long as the Option Agreement is in effect, (i) the Majority Stockholders will vote, or cause to be voted, all of their respective shares of Common Stock in favor of the approval and adoption of the Merger as provided for in the Definitive Agreement and the transactions contemplated therein, and (ii) in any meeting of the stockholders of the Company, however called, and in any action by consent of the stockholders of the Company, the Majority Stockholders will vote or cause to be voted all of their respective shares of Common Stock (A) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of the Company under the Proposal or the Definitive Agreement or of the Majority Stockholders under the Option Agreement and (B) against any action or agreement that would impede, interfere with or discourage the transactions contemplated by the Proposal or the Definitive Agreement.

           In addition, upon the execution of the Option Agreement, each Majority Stockholder granted THORN an irrevocable proxy appointing THORN or its designee(s), with full power of substitution, its attorney and proxy to vote all such Majority Stockholder's shares of Common Stock at any meeting of the stockholders of the Company, however called, or in connection with any action by written consent by the stockholders of the Company. Each Majority Stockholder acknowledged and agreed that such proxy, if and when given, will be coupled with an interest, will be irrevocable and will not be terminated by operation of law or otherwise upon the occurrence of any event and that no subsequent proxies will be given (and if given will not be effective).

           Pursuant to the terms of the Option Agreement, each Majority Stockholder agreed: (i) not to (either directly or indirectly) sell, transfer, pledge, assign, hypothecate or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, assignment, hypothecation or other disposition of such Majority Stockholder's shares of Common Stock or Preferred Stock or options or other rights to obtain an equity interest in the Company; (ii) not to (either directly or indirectly) grant any proxy to any person regarding his\her ownership of any shares of Common Stock or Preferred Stock, deposit such securities into a voting trust or enter into a voting agreement regarding such securities that would be inconsistent with the terms of this Agreement; (iii) not to (either directly or indirectly) take any action which would make any representation, warranty or covenant of such Majority Stockholder untrue or incorrect; and (iv) to convert into shares of Common Stock all of such Majority Stockholder's shares of Preferred Stock prior to the Closing Date.

           The Option Agreement also contains a provision whereby the Majority Stockholders agreed that they will not, directly or indirectly, individually or with others, engage in the business of rent-to-own, rentals or retail installment sales transactions of consumer household durable goods, including televisions, video cassette recorders, stereos, furniture, appliances, jewelry, pagers, computers or like or similar consumer household durable goods merchandise rented or sold by THORN, or any subsidiary, franchisee or affiliate thereof, for a period of five years following the purchase of the Common Stock and the Preferred Stock by THORN, at any location within the United States. In connection therewith, the Majority Stockholders agreed that they will not, individually or with others, directly or indirectly, at any time in the future following the purchase of the Common Stock and the Preferred Stock by THORN, divulge, communicate, use to the detriment of THORN, or any subsidiary or affiliate thereof, or for the benefit of any person or organization any Proprietary Information (as defined in Section 7(c) of the Option Agreement). The Majority Stockholders also agreed that for a period of five years following the purchase of the Common Stock and the Preferred Stock by THORN, they will not, directly or indirectly, solicit the employment or engagement of the consulting or other services of any person who will then be employed by THORN or who will have been employed by THORN or any subsidiary or affiliate thereof at any time within the previous six months, except as provided in the Definitive Agreement.

           In accordance with the Option Agreement, the Majority Stockholders agreed (i) that none of the Majority Stockholders is engaged in any discussions or negotiations with third parties with respect to any Acquisition Proposal (as defined in Section 8(a) of the Option

Agreement), (ii) to not solicit, initiate or encourage any Acquisition Proposal, (iii) to not engage in negotiations or discussions concerning, or provide any nonpublic information to any person or entity relating to, any Acquisition Proposal or (iv) to not agree to, approve or recommend any Acquisition Proposal. The Majority Stockholders will notify THORN immediately (in no later than 24 hours) after receipt by any Majority Stockholder of any Acquisition Proposal or any request for nonpublic information in connection with an Acquisition Proposal or for access to the properties, books or records of the Company by any person or entity that informed such party that it is considering making, or has made, an Acquisition Proposal.

           The Option Agreement will terminate, unless expressly provided otherwise therein, upon the earlier of (i) the Closing Date, (ii) the Expiration Date or (iii) notice of termination given by THORN to the Majority Stockholders.

           The Option Agreement is attached hereto as Exhibit 2 and incorporated herein by reference. The description of the Option Agreement herein is qualified in its entirety by reference to the full text thereof. Also, a press release issued by THORN on July 10, 1995, announcing the execution of the Proposal and the Option Agreement is attached hereto as
Exhibit 3 and incorporated herein by reference.

           It is expected that immediately following the consummation of the Merger the Common Stock will cease to be authorized to be quoted on the National Association of Securities Dealers, Inc. Automated Quotation National Market System ("NASDAQ") and registration of both the Common Stock and the Preferred Stock pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), will be terminated.

           Except as set forth in this Item 4 and as otherwise contemplated by the Proposal and the Option Agreement, neither THORN, TENAH nor PLC, nor, to the best of THORN's knowledge, any of THORN's or PLC's executive officers or directors have any other present plans or proposals which would result in or relate to any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D under the Exchange Act.

Item 5.    Interest in Securities of the Issuer.

           (a) Pursuant to the Company's Form 10-Q for the quarterly period ended April 16, 1995, filed under the Exchange Act, there were 4,236,438 shares of Common Stock and 14,000 shares of Preferred Stock issued and outstanding as of April 16, 1995. As described under Item 4 of this Statement, THORN may be deemed to be the beneficial owner of an aggregate of 3,268,922 shares of Common Stock and 10,000 shares of Preferred Stock. Pursuant to the Option Agreement, THORN has the immediately exercisable right to acquire 3,268,922 shares of Common Stock (representing approximately 77.2 percent of the outstanding Common Stock) and 10,000 shares of Preferred Stock (representing approximately 71.4 percent of the outstanding Preferred Stock). Except as set forth in this Item 5(a), neither THORN, TENAH, nor PLC, nor, to the best of THORN's knowledge, any of THORN's or PLC's executive officers or directors owns any shares of Common Stock or Preferred Stock.

           (b) If THORN were to exercise the Option (i) THORN would have the sole power to vote or to direct the vote of 3,268,922 shares of Common Stock (as previously discussed, the shares of Preferred Stock confer no voting rights upon the holders thereof) and (ii) THORN would have the sole power to dispose or direct the disposition of 3,268,922 shares of Common Stock and 10,000 shares of Preferred Stock.

           Except as set forth in this Item 5(b), neither THORN, TENAH nor PLC, nor, to the best of THORN's knowledge, any of THORN's or PLC's executive officers or directors have the sole or shared power to (i) vote or direct the vote of their shares of Common Stock or (ii) dispose or direct the disposition of their shares of Common Stock or Preferred Stock.

           (c) Neither THORN, TENAH nor PLC, nor, to the best of THORN's knowledge, any of THORN's or PLC's executive officers or directors have effected any transactions in the shares of Common Stock or Preferred Stock during the past 60 days.

           (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock or Preferred Stock.

           (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           In a separate development, the controlling stockholders of Tidewater Rental Corp., a Virginia corporation ("Tidewater"), a privately held entity affiliated with the Company through common ownership and having common management with the Company, entered into a letter of intent and option agreement for Tidewater to be acquired by THORN. Exhibit 3 hereto is a press release issued by THORN on July 10, 1995, announcing the execution of such agreements regarding Tidewater and is incorporated herein by reference.

           The discussion in Item 4 of this Statement regarding the Option Agreement is incorporated herein by reference.

           Except as described in this Statement, neither THORN, TENAH nor PLC, nor, to the best of THORN's knowledge, any of THORN's or PLC's executive officers or directors have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company.

Item 7.    Material to be Filed as Exhibits.

           Exhibit 1 Letter of Intent dated as of July 9, 1995, between THORN Americas, Inc. and Advantage Companies, Inc.

           Exhibit 2 Advantage Agreement dated as of July 9, 1995, among THORN Americas, Inc., Daniel J. Taylor, Robert W. Moore, Daniel M. Carney and Leslie G. Rudd.

           Exhibit 3 Press Release issued by THORN Americas, Inc. on July 10, 1995.

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:  July 18, 1995


                           THORN AMERICAS, INC.

                       By: /s/ John H. Slaymaker
                           ---------------------------------
                           Name:   John H. Slaymaker
                           Title:  Executive Vice President

                                   SCHEDULE A


           The following information sets forth the name, residence or business address and present principal occupation or employment and the name, principal business and address of any corporation, if not THORN or PLC, in which such employment is conducted and the citizenship of each of the directors and executive officers of THORN and PLC.

                  DIRECTORS AND EXECUTIVE OFFICERS OF THORN


Walter E. Gates                            Chief Executive Officer/
THORN Americas, Inc.                       President/Director
8200 E. Rent-A-Center Drive
Wichita, Kansas 67226
Citizenship:  United States

John H. Slaymaker                          Senior Vice President/Director
THORN Americas, Inc.
8200 E. Rent-A-Center Drive
Wichita, Kansas 67226
Citizenship:  United States

Philip David Egan                          Senior Vice President/
THORN Americas, Inc.                       General Counsel
8200 E. Rent-A-Center Drive                Secretary/Director
Wichita, Kansas 67226
Citizenship:  United States

Alan St. Clair                             Senior Vice President/Director
THORN Americas, Inc.
8200 E. Rent-A-Center Drive
Wichita, Kansas 67226
Citizenship:  United States

John R. Isaac, Jr.                         President/Chief Operating
THORN Americas, Inc.                       Officer-Rent-A-Center
8200 E. Rent-A-Center Drive
Wichita, Kansas 67226
Citizenship:  United States

Joe  Rotunda                               Vice President
THORN Americas, Inc.
8200 E. Rent-A-Center Drive
Wichita, Kansas 67226
Citizenship:  United States

Paul Barry                                 Senior Vice President
THORN Americas, Inc.
8200 E. Rent-A-Center Drive
Wichita, Kansas 67226
Citizenship:  United States

Robert Bloom                               Vice President
THORN Americas, Inc.
8200 E. Rent-A-Center Drive
Wichita, Kansas 67226
Citizenship:  United States

Robert DiGiacomo                           Vice President
THORN Americas, Inc.
8200 E. Rent-A-Center Drive
Wichita, Kansas 67226
Citizenship:  United States

Randy Underwood                            Vice President/Treasurer
THORN Americas, Inc.
8200 E. Rent-A-Center Drive
Wichita, Kansas 67226
Citizenship:  United States

Michael Boone                              Vice President
THORN Americas, Inc.
8200 E. Rent-A-Center Drive
Wichita, Kansas 67226
Citizenship:  United States

Robert Alston                              Vice President
THORN Americas, Inc.
8200 E. Rent-A-Center Drive
Wichita, Kansas 67226
Citizenship:  United States

Tom Hollingsworth                          Vice President
THORN Americas, Inc.
8200 E. Rent-A-Center Drive
Wichita, Kansas 67226
Citizenship:  United States

Joseph J. Hlavacek                         Assistant Secretary
THORN Americas, Inc.
8200 E. Rent-A-Center Drive
Wichita, Kansas 67226
Citizenship:  United States

Phyllis Greif                              Assistant Treasurer
THORN Americas, Inc.
8200 E. Rent-A-Center Drive
Wichita, Kansas 67226
Citizenship:  United States

Vincent Watkins                            Vice President
THORN Americas, Inc.
8200 E. Rent-A-Center Drive
Wichita, Kansas 67226
Citizenship:  United States

Jeffrey R. Sims                            Vice President
THORN Americas, Inc.
8200 E. Rent-A-Center Drive
Wichita, Kansas 67226
Citizenship:  United States

Keith Wall                                 Vice President/Controller
THORN Americas, Inc.
8200 E. Rent-A-Center Drive
Wichita, Kansas 67226
Citizenship:  United States

Stephen P. Lisi                            Vice President of Operations
THORN Americas, Inc.
8200 E. Rent-A-Center Drive
Wichita, Kansas 67226
Citizenship:  United States


                   DIRECTORS AND EXECUTIVE OFFICERS OF PLC


Harald Einsmann                            Nonexecutive Director-PLC/President-
THORN EMI plc                              Proctor Gamble Europe, Middle
4 Tenterden Street                         East & Africa
London W1A 2AY                             The Proctor & Gamble Company
England                                    European Technical Center
Citizenship:  German                       Temselaam 100, B-1853
                                           Strombeck-Bever, Belgium


Peter Ingram Walters                       Nonexecutive Deputy Chairman-PLC/
THORN EMI plc                              Chairman-SmithKline Beecham plc
4 Tenterden Street                         New Horizons Court
London W1A 2AY                             Brentford
England                                    Middlesex TW8 9EP
Citizenship:  British                      England

Sir Colin Southgate                        Chairman-PLC
THORN EMI plc
4 Tenterden Street
London W1A 2AY
England
Citizenship:  British

Eric Luciano Nicoli                        Nonexecutive Director-PLC/
THORN EMI plc                              Group Chief Executive-United
4 Tenterden Street                         Biscuits (Holdings) plc
London W1A 2AY                             Church Road, West Drayton
England                                    Middlesex UB7 7PL
Citizenship:  British                      England


Simon Patrick Duffy                        Group Finance Director-PLC
THORN EMI plc
4 Tenterden Street
London W1A 2AY
England
Citizenship:  British

James Guy Fifield                          Director-PLC/President and
THORN EMI plc                              Chief Executive Officer-EMI
4 Tenterden Street                         Music
London W1A 2AY
England
Citizenship:  United States

Michael Edward Metcalf                     Director-PLC/Chief Executive-
THORN EMI plc                              THORN Group
4 Tenterden Street
London W1A 2AY
England
Citizenship:  British

Brian Griffiths                            Nonexecutive Director-PLC/
(Lord Griffiths of                         International Advisor
  Fforestfach)                             - Goldman Sachs International
THORN EMI plc                              Peterborough Court
4 Tenterden Street                         133 Fleet Street
London W1A 2AY                             London EC4A 28B
England                                    England
Citizenship:  British

Sir Judson Graham Day                      Nonexecutive Director-PLC/
THORN EMI plc                              Legal Counsel Stewart, McKelvy,
4 Tenterden Street                          Sterling & Scales - Lawyers
London W1A 2AY                             P.O. Box 997
England                                    Purdy's Wharf Tower One
Citizenship:  British/Canadian             1959 Upperwater Street
                                           Halifax
                                           Nova Scotia 835 2K2
                                           Canada

Robin Charlton                             Company Secretary-PLC
THORN EMI plc
4 Tenterden Street
London W1A 2AY
England
Citizenship:  British

                                  EXHIBIT INDEX





Exhibit                    Description                                    Page
- -------                    -----------                                    ----

   1            Letter of Intent dated as of July 9, 1995, between        18
                THORN Americas, Inc and Advantage Companies, Inc.

   2            Advantage Agreement dated as of July 9, 1995, among       26
                THORN Americas, Inc., Daniel J. Taylor, Robert W. Moore, Daniel M. Carney and Leslie G. Rudd.

   3            Press Release issued by THORN Americas, Inc. on           38
                July 10, 1995.

                                  July 9, 1995

Mr. Daniel J. Taylor
Advantage Companies, Inc.
9323 E. 37th Street North
Wichita, Kansas 67226-2000


           Re: Proposed Purchase of Advantage Companies, Inc. by THORN Americas, Inc.

Dear Mr. Taylor:


           THORN Americas, Inc., acting directly or through an affiliate ("THORN"), is pleased to set forth the following proposal to acquire Advantage Companies, Inc. (the "Company") in a negotiated transaction. The purpose of this proposal is to set forth the basis for proceeding toward the acquisition of the Company by THORN (the "Acquisition") and to affirm the parties' intention to negotiate in good faith a definitive agreement (the "Definitive Agreement") for the Acquisition.

           1. FORM OF ACQUISITION; CONSIDERATION. The Acquisition will be effectuated by a merger of the Company with a newly formed subsidiary of THORN, pursuant to which the Company will survive as a wholly owned subsidiary of THORN (the "Surviving Company"). Pursuant to the merger, the shareholders of the Company other than those shareholders who are party to the Advantage Agreement (as defined below) will receive for each share of the Company's common stock, par value $0.01 per share (the "Common Stock"), owned at the merger effective time, cash in an amount equal to $18.50 per share (without interest), and shareholders who are party to the Advantage Agreement will receive $17.50 per share (without interest) of Common Stock, all on the terms and subject to the conditions contained herein, in the Advantage Agreement and in the Definitive Agreement (collectively, the "Purchase Price"). On a fully diluted basis, there are approximately 5,100,000 shares of Common Stock, assuming that all existing vested and unvested stock options are exercised and all shares of the Company's Class A Cumulative Convertible Preferred Stock, par value $100 per share (the "Preferred Stock"), are converted into shares of Common Stock. This proposal is being made based upon information with respect to the Company that is publicly available to THORN, and THORN's consummation of the Acquisition is subject to (i) the total equity of the Company at the Closing Date (as defined below) being at least $28,250,000; provided, however, that the Company may pay reasonable expenses not to exceed $250,000 arising as a result of the Acquisition so long as such payments do not result in total equity of less than $28,000,000; (ii) bonuses and severance packages paid to the Company's personnel between the date first written above and the Closing Date not exceeding $1,400,000 (but in no event may the total equity of the Company fall below $28,000,000

Mr. Taylor
July 9, 1995
Page 2

as a result of such payments); and (iii) THORN being satisfied with the results of a complete due diligence investigation regarding the Company.

           2. KEY EMPLOYEES. On the Closing Date, the Surviving Company will enter into employment agreements with certain key employees upon compensation terms comparable to those currently enjoyed by such key employees and such other terms as shall be mutually agreed and set forth in the Definitive Agreement.

           3. DUE DILIGENCE; ACCESS. Promptly following execution of this proposal, the Company will grant THORN and its representatives access to facilities, personnel, landlords, vendors, records, contracts and other documents, including without limitation information related to financial, accounting, commercial, legal, environmental, regulatory, tax and employee benefits matters of the Company. THORN and its representatives shall not contact or communicate with the Company's customers, employees, creditors, outside auditors and other persons having business dealings with the Company without the consent of the Company, which shall not be unreasonably withheld.

           4. CONFIDENTIALITY. THORN will keep confidential and not divulge (except to its employees, counsel, accountants and other advisors who need to know such information in connection with the Acquisition) any material confidential information obtained by them regarding the business and finances of the Company; provided, however, that this prohibition will not include any information (i) known generally to the public, (ii) accessible to third parties on an unrestricted basis or (iii) of a type generally considered nonconfidential by persons engaged in the same or similar business.

           5. PUBLIC ANNOUNCEMENTS. From and after the date hereof until the date of the Definitive Agreement, the parties shall consult with each other upon the content of any press release or public announcement relating to the transactions contemplated herein and will not issue any press release or make any public announcements prior to such consultation, except as may be required by applicable law and acceptable to the other party hereto. The parties agree to issue a press release with respect to this proposal as soon as practicable.

           6. DEFINITIVE AGREEMENT. THORN and the Company will proceed diligently and in good faith to negotiate, execute and deliver the Definitive Agreement. The Definitive Agreement shall specify a date of closing (the "Closing Date") the Acquisition, which shall not be later than October 31, 1995; provided, however, that such date shall be extended if delays occur as a result of the

Mr. Taylor
July 9, 1995
Page 3

regulatory approval process. The Definitive Agreement will contain such representations and warranties, agreements and covenants, conditions and other provisions as are appropriate in such an agreement for a transaction of the size, type and complexity of the Acquisition.

           7. CONDITIONS PRECEDENT FOR THORN. The obligations of THORN under the Definitive Agreement shall be subject to various conditions precedent, including but not limited to:

                (a) Completion of the investigation of the Company by THORN, confirming that the business, assets, prospects, financial and legal condition of the Company are satisfactory to THORN;

                (b) Compliance by the Company with the requirements of this proposal;

                (c) Performance by the Company of its covenants, obligations and agreements as contained in the Definitive Agreement;

                (d) The truth and accuracy of the representations and warranties of the Company contained in the Definitive Agreement as of the date thereof, and as reaffirmed and remade as of the Closing Date;

                (e) Approval of the transaction by the requisite vote of the Boards of Directors of THORN and of the Company, and by the shareholders of the Company, as required by applicable law;

                (f) Obtaining of all required governmental and third party approvals and consents;

                (g) Non-occurrence of any event, fact, condition, change or effect that is or could be materially adverse to the business, operations, results of operations, condition (financial or otherwise), assets, prospects or liabilities of the Company;

                (h) No statute, rule, regulation, executive order, decree, ruling, injunction or other order having been enacted, entered, promulgated or enforced by any court or governmental authority of competent jurisdiction within the United States which prohibits the Acquisition or makes the Acquisition illegal;

                (i) Execution and delivery by the Company of all documents required by the Definitive Agreement to be delivered by

Mr. Taylor
July 9, 1995
Page 4

it at or prior to the Closing Date, each in form and substance acceptable to THORN;

                (j) Conversion or redemption, prior to the Closing Date, of the Preferred Stock;

                (k) Simultaneously with the execution of this proposal, the execution and delivery to THORN by the four majority shareholders of the Company of an option, voting and noncompetition agreement between THORN and such shareholders (the "Advantage Agreement"); and

                (l) At THORNS's option at Closing, the execution of a lease allowing THORN to use the Company's current office space at no cost for 30 days; provided, however, that THORN shall pay utility and telephone expenses for such office space during the 30-day period.

           8. CONDITIONS PRECEDENT FOR THE COMPANY. The obligations of the Company under the Definitive Agreement shall be subject to various conditions precedent, including but not limited to:

                (a)  Compliance by THORN with the requirements of this proposal;

                (b) Performance by THORN of its covenants, obligations and agreements as contained in the Definitive Agreement;

                (c) The truth and accuracy of the representations and warranties of THORN contained in the Definitive Agreement as of the date thereof, and as reaffirmed and remade as of the Closing Date;

                (d) Approval of the transaction by the requisite vote of the Boards of Directors of THORN and of the Company, and by the shareholders of the Company, as required by applicable law;

                (e) Obtaining of all required governmental and third party approvals and consents;

                (f) No statute, rule, regulation, executive order, decree, ruling, injunction or other order having been enacted, entered, promulgated or enforced by any court or governmental authority of competent jurisdiction within the United States which prohibits the Acquisition or makes the Acquisition illegal;

Mr. Taylor
July 9, 1995
Page 5

                (g) Execution and delivery by THORN of all documents required by the Definitive Agreement to be delivered by it at or prior to the Closing Date, each in form and substance acceptable to the Company; and

                (h) The receipt of an opinion from an independent firm of investment bankers to the effect that the purchase price for the Common Stock is fair from a financial point of view to the Company's shareholders other than the Company's shareholders who are party to the Advantage Agreement.

           9. INTERIM OPERATIONS. From the date hereof until the date of the Definitive Agreement, the Company (a) will conduct its business and operations in the ordinary course consistent with past practice and use its best efforts to preserve its business organization intact, retain the services of its present officers and employees at current compensation levels and preserve the present business relationships and goodwill of its licensors, licensees, suppliers, distributors, customers and others having business relations with it; provided, however, that the Company may issue bonus and severance awards not to exceed $1,400,000 and transfer the land, building and equipment used by the Company as its home office to Mr. Taylor in exchange for consideration from Mr. Taylor of not less than $500,000, subject to the total equity condition set forth in paragraph 1 hereof; and (b) will not (i) issue any new shares of Common Stock (other than upon exercise of existing and outstanding stock options) or Preferred Stock, (ii) issue any options or other rights to acquire Common Stock, (iii) hire any new employee or replace any departing employee, in each case without THORN permission, or (iv) declare any dividends on the Preferred Stock other than those regular quarterly dividends declared on July 31, 1995, not to exceed an amount equal to $42,000; provided, however, such declaration and subsequent payments do not result in total equity less than that set forth in paragraph 1 hereof.

           10.  NO OTHER ARRANGEMENTS.

                (a) The Company is not engaged in any discussions or negotiations with third parties with respect to any Acquisition Proposal (as defined below). The Company shall not, directly or indirectly, through any officer, director, employee, representative or agent or any of its subsidiaries
(i) solicit, initiate or encourage any inquiries or proposals that constitute, or would lead to, a proposal or offer for a sale of the Common Stock or the Preferred Stock, merger, consolidation, business combination, sale of substantial assets, sale of a substantial percentage of shares of capital stock (including, without limitation, by way of a tender

Mr. Taylor
July 9, 1995
Page 6

offer) or similar transactions involving the Company or any of its subsidiaries, other than the transactions contemplated by this proposal, the Definitive Agreement or the Advantage Agreement (any of the foregoing inquiries or proposals being referred to in this proposal as an "Acquisition Proposal"), provided that the Company may respond to unsolicited inquiries and proposals,
(ii) subject to the fiduciary duties of the Company's Board of Directors under applicable law, engage in negotiations or discussions concerning, or provide any nonpublic information to any person or entity relating to, any Acquisition Proposal or (iii) subject to the fiduciary duties of the Company's Board of Directors under applicable law, agree to, approve or recommend any Acquisition Proposal. The Company may take the actions set forth in (ii) and (iii) of the immediately preceding sentence only upon a majority vote of the directors capable of voting thereon that such actions are in furtherance of the best interests of the Company's stockholders, and only upon a determination that the third-party bidder is reputable and financially responsible.

                (b) The Company shall notify THORN immediately (in no later than 24 hours) after receipt by the Company of any Acquisition Proposal or any request for nonpublic information in connection with an Acquisition Proposal or for access to the properties, books or records of the Company by any person or entity that informs the Company that it is considering making, or has made, an Acquisition Proposal. Such notice shall be made orally or by facsimile and shall indicate the identity of the offeror and the terms and conditions of such proposal, inquiry or contract.

                (c) If, at any time after the date hereof and the earlier of the date of the Definitive Agreement or November 30, 1995, the Company (i) enters into an agreement relating to the sale of the Company or any substantial part thereof to a third party, or (ii) ceases negotiations with THORN for the purpose of entering into negotiations for the sale of the Company or any substantial part thereof to a third party, then the Company shall be liable for and shall promptly pay to THORN an amount equal to all of THORN's out-of-pocket costs, fees and expenses incurred in connection with the Acquisition, including but not limited to, all reasonable legal, investment banking and accounting fees.

           11. LITIGATION. In connection with the Acquisition, THORN has agreed to, on or about July 10, 1995, file a motion to stay certain litigation filed by THORN in the District Court of Sedgwick County, Kansas on December 27, 1994, against the Company.

           12. FURTHER ASSURANCES. Subject to the fiduciary duties of the Company's Board of Directors under applicable law, the

Mr. Taylor
July 9, 1995
Page 7

Company and THORN agree to use their reasonable best efforts to obtain the requisite shareholder approval of, and any requisite third party or governmental approvals and consents with respect to, the Acquisition. Each of the parties agrees to prepare and file a notification form under the Hart-Scott-Rodino Act of 1976, as amended, as promptly as practicable following the execution of this proposal.

           13. FEES AND EXPENSES. Except as otherwise set forth in this proposal, THORN, on the one hand, and the Company, on the other hand, each shall bear its own fees and expenses in connection with the proposed transaction, including without limitation the negotiation and preparation of this proposal, the negotiation and drafting of the Advantage Agreement and



                     [THIS SPACE INTENTIONALLY LEFT BLANK]

Mr. Taylor
July 9, 1995
Page 8

the Definitive Agreement, financial advisory fees, legal fees, finders fees and the obtaining of all regulatory and other approvals and consents.

           14. NO BINDING OBLIGATION. This proposal is an expression of the intent of the parties only and is subject to due diligence review and to the other terms and conditions set forth herein. Except for the provisions of Paragraphs 4, 5, 9, 10, 13 and 14, this proposal does not constitute or create, and shall not be deemed to constitute or create, any legally binding or enforceable obligation on the part of any party hereto. No such obligation shall be created, except by the execution and delivery of the Definitive Agreement containing such terms and conditions of the proposed transaction as shall be agreed upon by the parties, and then only in accordance with the terms and conditions of the Definitive Agreement.

           If the foregoing is acceptable to the Company, please so indicate acceptance by executing and returning the enclosed copy of this proposal prior to 8:30 a.m. Central Daylight Time on Monday, July 10, 1995. We look forward to proceeding with this transaction.


AGREED AND ACCEPTED:            Very truly yours,

ADVANTAGE COMPANIES, INC.                  THORN AMERICAS, INC.



By: /s/ Daniel J. Taylor                   By: /s/ John H. Slaymaker
   ----------------------------------         ----------------------------------
     Name:   Daniel J. Taylor                   Name:   John H. Slaymaker
     Title:  Chief Executive Officer            Title:  Executive Vice President

                              ADVANTAGE AGREEMENT

           THIS AGREEMENT dated as of July 9, 1995, by and among THORN AMERICAS, INC., a Delaware corporation ("THORN"), and the shareholders of ADVANTAGE COMPANIES, INC., a Delaware corporation ("Advantage"), who are signatories hereto (each, a "Shareholder" and collectively, the "Shareholders").

           WHEREAS, simultaneously with the execution and delivery of this Agreement, THORN and Advantage are entering into a letter of intent (the "Proposal"), which provides, among other things, upon the terms and subject to the conditions thereof, that (i) a newly formed subsidiary of THORN will be merged with and into Advantage in accordance with the General Corporation Law of the State of Delaware and (ii) each share of common stock, par value $0.01 per share, of Advantage (the "Shares") issued and outstanding at the effective time of the merger will, except as otherwise expressly provided in the Proposal or in the Definitive Agreement (as defined in the Proposal), be converted into the right to receive $17.50 per Share (without interest) in cash (the "Purchase Price"); and

           WHEREAS, in order to induce THORN to enter into the Proposal and subsequently, into the Definitive Agreement, each Shareholder desires to enter into this Agreement.

           NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, THORN and the Shareholders agree as follows.

           SECTION 1. CAPITALIZED TERMS. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Proposal.

           SECTION 2. REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDERS. Each of the Shareholders hereby represents and warrants to THORN as follows:

           (a) Each Shareholder owns the number of equity securities of Advantage set forth opposite the name of such Shareholder on Schedule A hereto, and no Shareholder owns any equity securities of Advantage other than those shown on such Schedule.

           (b) Each Shareholder has good and marketable title to such Shareholder's Shares and Preferred Stock, free and clear of any liens, encumbrances, restrictions on transfer or rights of others.

           (c) Other than as disclosed on Schedule A attached hereto, there are no options or other rights to acquire any Shares or Preferred Stock from any Shareholder or any equity securities from Advantage, to which any Shareholder is a party, other than this Agreement.

           (d) The execution and delivery of this Agreement, and the consummation of the transactions herein provided, do not and will not violate any agreement binding upon any Shareholder; and this Agreement is the valid and binding agreement of each Shareholder, enforceable against each Shareholder in accordance with its terms.

           SECTION 3. REPRESENTATIONS AND WARRANTIES OF THORN. THORN hereby represents and warrants to the Shareholders that this Agreement has been duly authorized by all necessary corporate action on the part of THORN, has been duly executed by a duly authorized officer of THORN and constitutes a valid and binding agreement of THORN enforceable against THORN in accordance with its terms.

           SECTION 4.      COVENANTS.  Each Shareholder agrees:

           (a) not to (either directly or indirectly) sell, transfer, pledge, assign, hypothecate or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, assignment, hypothecation or other disposition of such Shareholder's Shares, Preferred Stock or options or other rights to obtain an equity interest in Advantage;

           (b) not to (either directly or indirectly) grant any proxy to any person regarding his\her ownership of any Shares or Preferred Stock, deposit such securities into a voting trust or enter into a voting agreement regarding such securities that would be inconsistent with the terms of this Agreement;

           (c) not to (either directly or indirectly) take any action which would make any representation, warranty or covenant of such Shareholder untrue or incorrect; and

           (d) to convert into Shares all of such Shareholder's shares of Preferred Stock prior to the Closing Date.

           SECTION 5.      VOTING AGREEMENT; PROXY.

           (a) For so long as this Agreement is in effect, the Shareholders shall vote, or cause to be voted, all of their respective Shares in favor of the approval and adoption of the merger as provided for in the Definitive Agreement and the transactions contemplated therein.

           (b) For so long as this Agreement is in effect, in any meeting of the stockholders of Advantage, however called, and in any action by consent of the stockholders of Advantage, the Shareholders shall vote or cause to be voted all of their respective Shares: (i) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of Advantage under the Proposal or the Definitive Agreement or of the Shareholders under this Agreement; and (ii) against any action or agreement that would impede, interfere with or discourage the transactions contemplated by the Proposal or the Definitive Agreement, including, without limitation: (1) any extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Advantage or any of its subsidiaries,
(2) a sale or transfer of a material amount of assets of Advantage or any of its subsidiaries or the issuance of securities by Advantage or any of its subsidiaries; provided, however, that Advantage may issue bonus and severance awards and transfer the land, building and equipment used by Advantage as its home office to Mr. Taylor subject to the total equity condition set forth in paragraph 1 of the Proposal, (3) any change in the Advantage Board of Directors (other than as contemplated by the Proposal or the Definitive Agreement), (4) any change in the present capitalization or dividend policy of Advantage or any of its subsidiaries (other than as contemplated by the Proposal or the Definitive Agreement) or (5) any other material change in Advantage's or any of its subsidiaries' corporate structure or business.

           (c) Upon the execution of this Agreement, each Shareholder shall grant THORN an irrevocable proxy appointing THORN or its designee(s), with full power of substitution, its attorney and proxy to vote all such Shareholder's Shares at any meeting of the stockholders of Advantage, however called, or in connection with any action by written consent by the stockholders of Advantage. Each Shareholder acknowledges and agrees that such proxy, if and when given, will be coupled with an interest, will be irrevocable and shall not be terminated by operation of law or otherwise upon the occurrence of any event and that no subsequent proxies will be given (and if given will not be effective).

           SECTION 6.      OPTION TO PURCHASE SHAREHOLDERS' SHARES AND
PREFERRED STOCK.

           (a) Each Shareholder grants to THORN an irrevocable option (the "Option") (i) to purchase all Shares owned by such Shareholder at the Option Closing (as defined below) at the Purchase Price multiplied by the number of Shares owned by such Shareholder and (ii) to purchase all shares of Preferred Stock owned by such Shareholder at the Option Closing at the Purchase Price multiplied by fifty for each share of Preferred Stock so purchased (all such amounts being the "Aggregate Purchase Price"), all payable at the Option Closing.

           (b) The Option may be exercised by THORN at any time during the period commencing on the date first above written and ending on the Expiration Date (as defined below); provided, however, that the Option must be exercised with respect to the Shares and Preferred Stock of all Shareholders.

           (c) In the event that THORN wishes to exercise the Option, THORN shall give written notice to each Shareholder of its intention to exercise the Option. The closing of the purchase of the Shareholders' Shares and Preferred Stock hereunder (the "Option Closing") shall take place in Wichita, Kansas, on a date and at a time designated by THORN at the time that it gives notice of its intention to exercise the Option (which date and time may be one day after the delivery of such notice or earlier if reasonably practicable).

           (d) The Option shall expire on November 30, 1995 (the "Expiration Date"), except that if the Option cannot be exercised by reason of any applicable judgment, decree or order granted upon the application of the Shareholders, the Expiration Date of the Option shall be extended until five business days after such impediment to exercise shall have been removed.

           (e) In the event THORN exercises the Option, THORN shall make payment of the Aggregate Purchase Price to the Shareholders at the Option Closing by delivering immediately available funds. At the Option Closing, the Shareholders shall transfer, assign and deliver to THORN certificates evidencing the Shares and Preferred Stock, which shall be duly endorsed in blank, or be accompanied by stock powers duly executed in blank, with all necessary transfer tax stamps affixed and cancelled and signatures guaranteed.

           (f) In the event THORN exercises the Option, THORN and the Shareholders each will execute and deliver all such further documents and instruments and take all such further action as may be necessary in order to consummate the transactions contemplated hereby.

           (g) In the event of any change in the number of Shares or Preferred Stock outstanding by recapitalization, declaration of a stock split or combination or payment of a stock dividend, the exercise of stock options, conversion of preferred stock or the like, the number of Shares or shares of Preferred Stock, as the case may be, subject to the Option and the per share payments to be made to the Shareholders shall be adjusted appropriately.


           SECTION 7.      NONCOMPETITION.

           The provisions of this Section 7 will not be applicable until THORN purchases the Shares and the Preferred Stock.

           (a) The Shareholders hereby acknowledge that the identity and particular needs of THORN'S and Advantage's clients are not generally known and are confidential information; that, in THORN'S and Advantage's business, information is an extremely valuable commodity because of the importance of marketing and business strategies with respect to profitability; that THORN and Advantage have a proprietary interest in the information concerning the identity of its clients, its marketing and business strategies, and its prices and profit margins; that THORN and Advantage have a legitimate interest in preserving and protecting its customer contacts and good will; that THORN and Advantage's customer lists, marketing information, price lists, accounting procedures, business plans and the like are the private, privileged, and confidential information of THORN and Advantage respectively; and that THORN and

Advantage have a legitimate interest in protecting their confidential information and other proprietary information from even the threat of disclosure.

           (b) The Shareholders jointly and severally agree that they shall not directly or indirectly, individually or with others, engage in the business of rent-to-own, rentals or retail installment sales transactions of consumer household durable goods, including televisions, video cassette recorders, stereos, furniture, appliances, jewelry, pagers, computers or like or similar household durable goods merchandise rented or sold by THORN, or any subsidiary, affiliate or franchisee thereof, for a period of five years following the purchase of Shares and the Preferred Stock by THORN, at any location within the United States of America.

           (c) During the term of the Shareholders's franchise relationship, the Shareholders have had access to and become familiar with the confidential information and other proprietary information of THORN and Advantage, including but not limited to the information referred to in paragraph (a) above. The Shareholders acknowledge that such information is owned by and shall continue to be owned solely by THORN and Advantage. The Shareholders jointly and severally agree that they will not, individually or with others, directly or indirectly, at any time in the future following the purchase of the Shares and the Preferred Stock by THORN, divulge, communicate, use to the detriment of THORN, or any subsidiary or affiliate thereof, or for the benefit of any person or organization any Proprietary Information. As used in this Agreement, "Proprietary Information" means information disclosed as a result of or related to such Shareholder's relationship with Advantage or any of its affiliates, whether or not acquired during business hours, concerning Advantage's or it affiliates' business, research activities, operations, products, manufacturing or other processes, services, customers, customer scattergrams, customer lists, vendors and costs and pricing policies, including, but not limited to, information relating to research, development, marketing demographics, methods, expertise, techniques, inventions, equipment, purchasing, merchandising and selling, including, but not limited to, reports relating to inventory, administration, profit and loss, and similar financial documents; provided, however, this prohibition will not include any information (i) known generally to the public, (ii) accessible to third parties on an unrestricted basis or
(iii) of a type generally considered nonconfidential by persons engaged in the same or similar business.

           (d) The Shareholders jointly and severally agree that for a period of five years following the purchase of the Shares and the Preferred Stock by THORN, they will not, directly or indirectly, solicit the employment or engagement of the consulting or other services of any person who shall then be employed by THORN or who shall have been employed by THORN or any subsidiary or affiliate thereof (including Advantage or Tidewater Rental Corp.), at any time within the previous six months, except as provided in the Definitive Agreement.

           (e) The Shareholders acknowledge that each has carefully read and considered the provisions of this Section 7 and, having done so, agree that the restrictions are reasonable and necessary restrictions for purposes of protecting the value received by THORN, which includes the expectation of THORN or any subsidiary or affiliate thereof, of expanding their business without competition from the Shareholders for a five-year period following the purchase of the Shares and the Preferred Stock by THORN, and for an indefinite period regarding the confidentiality provisions in Section 7(c). The parties further agree that the geographic area described in Section 7(b) above are reasonable.

           (f) In the event that, notwithstanding the foregoing, any part of the covenants set forth in this Section 7 shall be held to be invalid or unenforceable, the remaining parts thereof shall nevertheless continue to be valid and enforceable as though the invalid or unenforceable parts had not been included therein. In the event that any provision of this Section 7 relating to time periods and/or areas of restriction shall be declared by a court of competent jurisdiction to exceed the maximum time period or areas such court deems reasonable and enforceable, said time period and/or areas of restriction shall be deemed to become and thereafter be the maximum time period and/or areas which such court deems reasonable and enforceable. Any provision of this
Section 7 otherwise prohibited by or unenforceable under any applicable law or public policy in any jurisdiction which cannot be reformed in accordance with the provisions herein shall, as to such jurisdiction, be ineffective without affecting any other provision of this Section or shall be deemed to be severed or otherwise modified to conform with such law or public policy; and the remaining provisions of this Agreement shall remain in force, provided that the purpose of this Agreement can be effected. To the full extent, however, that the provisions of such applicable law or public policy may be waived, this Agreement shall be deemed to be a waiver thereof. The parties hereto understand and agree that all of the covenants set forth herein are and shall be separately enforceable, and the parties shall promptly meet to negotiate a substitute for any invalid provision in order to preserve, to the extent legally possible, the original intent of this Agreement.

           (g) It is agreed by the parties hereto that THORN would be irreparably damaged by reason of any violation of the provisions of this
Section 7 and that any remedy at law for a breach of the provisions of this Section would be inadequate. Therefore, THORN shall be entitled to seek injunctive or other equitable relief in a court of competent jurisdiction against the Shareholders, their agents, employees, affiliates, partners or other associates, for any breach or threatened breach of this Section without the necessity of proving actual monetary loss. It is expressly understood that the remedy described in this Section 7(g) shall not be the exclusive remedy of THORN for any breach of this Agreement, and THORN shall be entitled to seek such other relief or remedy, at law or in equity, to which it may be entitled as a consequence of any breach of this Agreement, including its expenses in enforcing this Section 7, including attorneys' fees.

           SECTION 8.      NO SOLICITATION.

           (a) None of the Shareholders is engaged in any discussions or negotiations with third parties with respect to any Acquisition Proposal (as defined below). The Shareholders shall not, individually or with others, directly or indirectly, through any employee, representative or agent (i) solicit, initiate or encourage any inquiries or proposals that constitute, or would lead to, a proposal or offer for a sale of the Shares or the Preferred Stock, a merger, consolidation, business combination, sale of substantial assets, sale of a substantial percentage of Shares of capital stock (including, without limitation, by way of a tender offer) or similar transactions involving Advantage or any of its subsidiaries, other than the transactions contemplated by this Agreement, the Proposal or the Definitive Agreement (any of the foregoing inquiries or proposals being referred to in this Agreement as an "Acquisition Proposal"), (ii) engage in negotiations or discussions concerning, or provide any nonpublic information to any person or entity relating to, any Acquisition Proposal or (iii) agree to, approve or recommend any Acquisition Proposal.

           (b) The Shareholders shall notify THORN immediately (in no later than 24 hours) after receipt by any Shareholder of any Acquisition Proposal or any request for non-public information in connection with an Acquisition Proposal or for access to the properties, books or records of Advantage by any person or entity that informed such party that it is considering making, or has made, an Acquisition Proposal. Such notice shall be made orally or by facsimile and shall indicate in reasonable detail the identity of the offeror and the terms and conditions of such proposal, inquiry or contract.

           SECTION 9. PUBLIC ANNOUNCEMENTS. THORN and the Shareholders will consult with each other before issuing any press release with respect to the transactions contemplated by this Agreement, the Proposal and the Definitive Agreement, and shall not issue any press release prior to such consultation, except as may be required by applicable law. Promptly upon execution of this Agreement and the Proposal, THORN and Advantage shall issue a joint press release.

           SECTION 10. SPECIFIC PERFORMANCE. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

           SECTION 11. EXPENSES. Each party shall bear its own expenses and costs in connection with this Agreement and the transactions contemplated hereby.

           SECTION 12. SURVIVAL. Except as otherwise set forth in this Agreement, all of the representations, warranties and covenants contained herein shall survive the exercise of the Option and the Closing Date indefinitely and shall be deemed to have been made as of the date hereof and as of the Closing Date. Notwithstanding anything contained herein to the contrary, the representations, warranties and covenants made herein by the Shareholders shall be joint and several.

           SECTION 13. AMENDMENT; ASSIGNMENT. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto. No party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other parties and provided that such transferee agrees in writing to be bound under this Agreement; provided, however, that THORN may assign its rights under this Agreement to an affiliate, and an affiliate may assign its rights under this Agreement to another affiliate of THORN or to THORN. As used herein, "THORN" includes THORN and its affiliates.

           SECTION 14. PARTIES IN INTEREST. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever.

           SECTION 15. NOTICES. All notices, requests, claims, demands and other communications hereunder, unless this Agreement expressly provides otherwise, shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile or by registered or certified mail (postage prepaid, return receipt requested), to the other party as follows:


           (a)  If to THORN, to:

                THORN Americas, Inc.
                8200 East Rent-A-Center Drive
                Wichita, Kansas 67226-2799
                Fax:  316-636-7328
                Attention:      P. David Egan, Senior Vice President and
                           General Counsel

                with a copy to:

                Shook, Hardy & Bacon P.C.
                One Kansas City Place
                1200 Main Street
                Kansas City, Missouri 64105-2118
                Fax:  816-421-5547
                Attention:  Jennings J. Newcom

           (b)  If to the Shareholders, to:

                Daniel J. Taylor
                9323 East 37th Street North
                Wichita, Kansas 67226-2000
                Fax: 316-634-3340

                and

                Robert W. Moore
                9323 East 37th Street North
                Wichita, Kansas 67226-2000
                Fax: 316-634-3340


                and

                Daniel M. Carney
                9323 East 37th Street North
                Wichita, Kansas 67226-2000
                Fax: 316-634-3340


                and

                Leslie G. Rudd
                9323 East 37th Street North
                Wichita, Kansas 67226-2000
                Fax: 316-634-3340


                with a copy to:

                Advantage Companies, Inc.
                9323 East 37th Street North
                Wichita, Kansas 67226-2000
                Fax: 316-634-3340
                Attention:      Law Department

                and

                Shughart, Thomson & Kilroy, P.C.
                1800 Twelve Wyandotte Plaza
                120 West 12th Street
                Kansas City, Missouri 64105
                Fax: 816-374-0509
                Attention:      Robert T. Schendel

           SECTION 16. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Kansas without giving effect to the provisions thereof relating to conflicts of laws.

           SECTION 17. TERMINATION. This Agreement shall terminate, unless this Agreement expressly provides otherwise, upon the earlier of (i) the Closing Date, (ii) the Expiration Date or (iii) notice of termination being given by THORN to the Shareholders. No such termination shall relieve any party from liability for any breach of this Agreement.

           SECTION 18. SEVERABILITY. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any person or entity or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid and unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other persons, entities or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

           SECTION 19. ENTIRE AGREEMENT. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

           SECTION 20. DESCRIPTIVE HEADINGS. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

           SECTION 21. CONSENT TO JURISDICTION. Each of the parties hereto hereby irrevocably and unconditionally consents to submit to jurisdiction of the courts of the State of Kansas for any litigation arising out of or relating to this Agreement and the transactions contemplated hereby, waives any objection to laying of venue of any such litigation in the courts located in the State of Kansas and agrees not to plead or claim in any court in the State of Kansas that such litigation brought therein has been brought in an inconvenient forum.

           SECTION 22. COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

           IN WITNESS WHEREOF, THORN and the Shareholders have caused this Agreement to be duly executed on the date first above written.

                                     THORN AMERICAS, INC.



                                     By: /s/ John H. Slaymaker
                                     ----------------------------------
                                     Name:    John H. Slaymaker
                                     Title:    Executive Vice President

                                     SHAREHOLDERS:


                                     /s/ Daniel J. Taylor
                                     ----------------------------------
                                     Daniel J. Taylor


                                     /s/ Robert W. Moore
                                     ----------------------------------
                                     Robert W. Moore


                                     /s/ Daniel M. Carney
                                     ----------------------------------
                                     Daniel M. Carney

                                     /s/ Leslie G. Rudd
                                     ----------------------------------
                                     Leslie G. Rudd

                                   SCHEDULE A

                                   ADVANTAGE

                         SHARES OF        SHARES OF         TOTAL SHARES
NAME                      COMMON          PREFERRED        OF COMMON STOCK
DATE 1                     STOCK            STOCK            AT CLOSING
- ------                     -----            -----          ---------------
Daniel J. Taylor           960,750          3,800             1,150,750

Robert W. Moore            849,310          3,900             1,044,310

Daniel M. Carney           797,600          2,300               912,600

Leslie G. Rudd             661,262           None               661,262
                         ---------         ------             ---------
                         3,268,922         10,000             3,768,922

________________________
1. Assuming conversion of Preferred Stock.

FOR IMMEDIATE RELEASE:

THORN Americas to Acquire
Advantage Companies, Inc. and Tidewater Rental Corp.


July 10, 1995: Wichita, KS -- Advantage Companies, Inc. (Nasdaq:ADVG) and THORN Americas, Inc. today announced the signing of a letter of intent for THORN to acquire Advantage Companies, Inc., a Delaware corporation that owns 100 percent of the outstanding stock of COMCOA, Inc. and AdvantEdge Rental Purchase, Inc. COMCOA Inc. is a THORN franchisee operating 98 Rent-A-Center stores in Florida, Alabama, Mississippi and Georgia. AdvantEdge operates six rental-purchase stores in Colorado and Indiana.

The transaction, with a purchase price of $18.50 per publicly held share of Advantage Companies, Inc. common stock, is subject to negotiation of a definitive merger agreement and legal and governmental clearance, and the approval process of the two companies. Certain majority shareholders of Advantage Companies have entered into an option agreement in which they will vote in favor of the sale and grant THORN the option to purchase their security holdings at $17.50 per share. As part of the transaction, THORN has agreed to file a motion to stay certain litigation filed by THORN in the District Court of Sedgwick County, Kansas, on December 27, 1994, against Advantage Companies.

In a separate development, the controlling shareholders of Tidewater Rental Corp., a privately held company affiliated with Advantage Companies, Inc. entered a letter of intent for Tidewater to be acquired by THORN. Tidewater is a THORN franchisee, operating 20 Rent-A-Center stores in Virginia.

Daniel J. Taylor, chairman and chief executive officer of Advantage Companies, Inc. stated, "We are very pleased to announce the proposed merger with THORN, whom we are confident will continue valued relationships with our customers and employees, at a cash price which maximizes value for our shareholders."

"These acquisitions will be good additions to THORN Americas for an obvious reason: We have enjoyed a strong relationship with COMCOA and Tidewater as Rent-A-Center franchisees, and we know their stores have been operated in a well-managed, customer-service oriented manner," said Walter E. "Bud" Gates, Chairman and Chief Executive Officer of THORN Americas.

THORN Americas and its franchisees constitute the largest rental-purchase operation in the United States, currently with 1,168 Rent-A-Center stores in 49 states and the District of Columbia. THORN also operates 19 Rent-A-Center stores in Canada, and 121 Remco stores in 16 states.

The reported closing price for Advantage common stock on Friday, July 7, 1995, was $16 per share. CONTACT: A. Tracy Burton of Advantage Companies, Inc., 316-634-0333.